PRICING TERM SHEET Dated as of July 11, 2013

Issuer Free Writing Prospectus
Filed Pursuant to Rule 433

Registration Statement No. 333-186369

Relating to the

Preliminary Prospectus Supplements dated July 10, 2013 to the

Prospectus dated February 8, 2013

Merrimack Pharmaceuticals, Inc.

Offering of

$125,000,000 aggregate principal amount of

4.50% Convertible Senior Notes due 2020

(the “Convertible Notes Offering”)

and

Offering of

5,000,000 shares of Common Stock, par value $0.01 per share

(the “Common Stock Offering”)

This pricing term sheet relates to the Convertible Notes Offering and Common Stock Offering described below and should be read together with (i) the preliminary prospectus supplement dated July 10, 2013 (including the documents incorporated by reference therein and the base prospectus in respect thereof) relating to the Convertible Notes Offering (the “Convertible Notes Preliminary Prospectus Supplement”) and (ii) the preliminary prospectus supplement dated July 10, 2013 (including the documents incorporated by reference therein and the base prospectus in respect thereof) relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement,” and, together with the Convertible Notes Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”). The information in this term sheet supersedes the information in each Preliminary Prospectus Supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the relevant Preliminary Prospectus Supplement.

Convertible Notes Offering and Common Stock Offering

General:

The Convertible Notes Offering has been upsized from the previously announced size of $75,000,000 aggregate principal amount of the Issuer’s Notes (not including any exercise by the underwriters for the Convertible Notes Offering of their over-allotment option). See “Convertible Notes Offering” below. The Common Stock Offering has been downsized from the previously announced size of $50,000,000 of the Issuer’s Common Stock (not including any exercise by the underwriters for the Common Stock Offering of their option to purchase additional shares). See “Common Stock Offering” below.

Issuer:	Merrimack Pharmaceuticals, Inc.

Common Stock:	Common stock of the Issuer, par value $0.01 per share (NASDAQ: MACK)

Trade Date:	July 12, 2013

Settlement Date:	July 17, 2013

Use of Proceeds:

The Issuer estimates that the net proceeds from the Convertible Notes Offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer, will be approximately $120.6 million (or approximately $138.8 million if the underwriters for the Convertible Notes Offering exercise in full their over-allotment option).

The Issuer estimates that the net proceeds from the Common Stock Offering,

after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer, will be approximately $23.3 million (or approximately $26.8 million if the underwriters for the Common Stock Offering exercise in full their option to purchase additional shares).

The Issuer expects to use the net proceeds from the Convertible Notes Offering and the Common Stock Offering to complete the clinical development of, seek marketing approval for and fund preapproval commercial efforts for MM-398 for the treatment of patients with metastatic pancreatic cancer whose cancer has progressed on treatment with the chemotherapy drug gemcitabine, to partially fund the clinical development of the Issuer’s other clinical stage product candidates (including MM-398 for indications other than pancreatic cancer), to fund pre-clinical and research and development efforts and for other general corporate purposes.

Convertible Notes Offering

Notes:	4.50% Convertible Senior Notes due 2020

Offering Size:	$125,000,000 (or $143,750,000 if the underwriters for the Convertible Notes Offering exercise their over-allotment option in full)

Maturity Date:	July 15, 2020, unless earlier repurchased or converted

Public Offering Price:	100% of principal amount, plus accrued interest, if any, from the Settlement Date

Underwriting Discounts and Commissions:	3.25% of principal amount

Interest Rate:	4.50% per annum accruing from the Settlement Date, payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2014

Conversion Premium:	25% above the Public Offering Price for the Common Stock Offering

Initial Conversion Rate:	160.0000 shares of Common Stock per $1,000 principal amount of Notes

Initial Conversion Price:	$6.25 per share of Common Stock

Increase in Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change:

The following table sets forth the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of Notes for each stock price and effective date set forth below.

	Stock price
Effective date	$5.00	$5.50	$6.25	$6.75	$7.50	$10.00	$12.50	$15.00	$17.50	$20.00	$22.50	$25.00
July 17, 2013	40.0000	34.4551	27.5747	24.0824	19.9587	11.6378	7.2779	4.6677	2.9915	1.8758	1.1015	0.5984
July 15, 2014	40.0000	33.8735	26.7581	23.2095	19.0833	10.9868	6.8537	4.3975	2.8197	1.7666	1.0544	0.5760
July 15, 2015	40.0000	33.0858	25.6486	22.0228	17.8924	10.1041	6.2817	4.0353	2.5905	1.6214	0.9629	0.5192
July 15, 2016	40.0000	32.1509	24.2259	20.4738	16.3207	8.9376	5.5330	3.5662	2.2974	1.4391	0.8520	0.4532
July 15, 2017	40.0000	30.7585	22.1770	18.2681	14.1129	7.3576	4.5384	2.9466	1.9101	1.1976	0.7043	0.3654
July 15, 2018	40.0000	28.6175	19.1323	15.0483	10.9775	5.2828	3.2759	2.1635	1.4190	0.8918	0.5189	0.2570
July 15, 2019	40.0000	25.2840	14.3154	10.0714	6.3924	2.7172	1.7589	1.1964	0.7992	0.5053	0.2892	0.1278
July 15, 2020	40.0000	21.8181	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•                  if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•                  if the stock price is greater than $25.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Convertible Notes Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate; and

•                  if the stock price is less than $5.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Convertible Notes Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 200.0000, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Convertible Notes Preliminary Prospectus Supplement.

CUSIP/ISIN:	590328AA8 / US590328AA86

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Manager:	Cowen and Company, LLC

Common Stock Offering

Shares Offered:	5,000,000 shares of Common Stock (or 5,750,000 shares if the underwriters for the Common Stock Offering exercise their option to purchase 750,000 additional shares in full)

Public Offering Price:

$5.00 per share of Common Stock

$25,000,000 in the aggregate (or $28,750,000 in the aggregate if the underwriters for the Common Stock Offering exercise their option to purchase 750,000 additional shares in full)

Shares of Common Stock Outstanding Following the Common Stock Offering:	101,428,154 shares (or 102,178,154 shares if the underwriters for the Common Stock Offering exercise their option to purchase 750,000 additional shares in full)

Underwriting Discount:	$0.30 per share of Common Stock

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Lead Manager:	Cowen and Company, LLC

Co-Managers:	Oppenheimer & Co. Inc. Guggenheim Securities, LLC Brean Capital, LLC

As Adjusted Financial Data:

After giving effect to the Convertible Notes Offering and the Common Stock Offering, as of March 31, 2013, the Issuer’s as adjusted cash and cash equivalents and marketable securities and the Issuer’s capitalization would have been as follows:

(Unaudited, in thousands)
Cash and cash equivalents	$172,373
Marketable securities	58,252
Long-term debt, net
Loans payable	$34,076
4.50% convertible senior notes due 2020	125,000
Total long-term debt	159,076
Non-controlling (deficit) interest	(73)
Stockholders’ deficit:
Preferred stock	—
Common stock	1,009
Additional paid-in capital	460,513
Accumulated other comprehensive loss	(20)
Accumulated deficit	(470,269)
Total stockholders’ deficit	(8,767)
Total capitalization	$150,236

After giving effect to the Common Stock Offering (but not taking into account the Convertible Notes Offering), the Issuer’s net tangible book value at March 31, 2013 would have been $(25.9) million, or $(0.26) per share. This represents an immediate increase in net tangible book value of $0.21 per share to existing stockholders and an immediate dilution of $5.26 per share to investors in the Common Stock Offering.

The Issuer has filed a registration statement (including a prospectus dated February 8, 2013 and the Preliminary Prospectus Supplements dated July 10, 2013) with the Securities and Exchange Commission, or SEC, for the Convertible Notes Offering and the Common Stock Offering, to which this communication relates.  Before you invest, you should read the applicable Preliminary Prospectus Supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Convertible Notes Offering and the Common Stock Offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the Issuer or any underwriter or dealer participating in the Convertible Notes Offering or the Common Stock Offering will arrange to send you the prospectus supplement and accompanying prospectus if you request them by contacting J.P. Morgan Securities LLC, Attn: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, 866-803-9204; or BofA Merrill Lynch, Attn: Prospectus Department, 222 Broadway, New York, NY 10038, 866-500-5408, or email: dg.prospectus_requests@baml.com.

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